SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow, Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070) and Form F-3 and (File Nos. 333-267160, 333-286020, 333-295842 and 333-280391).

 EXPLANATORY NOTE

On August 14, 2026, the Company announced that the Company and certain of its subsidiaries entered into an amendment to the credit agreement governing the companies' term loan facility with Perceptive Credit Holdings III, L.P. on August 12, 2026. The amendment provides for a total investment of approximately $7.0 million, comprising approximately $2.5 million of new debt funding and approximately $4.5 million of capitalized interest.

The Company also announced that on August 7, 2026, it received confirmation that the Company had regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1).

As of August 13, 2026, the Company had 487,879,340 ordinary shares outstanding (excluding Treasury Shares). The Company's American Depositary Shares ("ADSs") are listed on Nasdaq, and each ADS represents 600 ordinary shares.

Copies of the press release and the amendment to the credit agreement are filed herewith as Exhibits 99.1 and 99.2.

EXHIBIT INDEX

Exhibit Description

99.1 Trinity Biotech Secures Additional $7.0 Million Investment from Perceptive Advisors and Regains Compliance with Nasdaq Minimum Bid Price Requirement

99.2 Limited Waiver and Fourth Amendment To Sixth Amended And Restated Credit Agreement and Guaranty, dated as of August 12, 2026, by and among Trinity Biotech, Inc., Clark Laboratories, Inc., Biopool U.S., Inc., Primus Corporation, Mardx Diagnostics, Inc. and Immco Diagnostics, Inc. Trinity Biotech PLC and certain of its Subsidiaries as guarantors and Perceptive Credit Holdings III, LP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Paul Murphy
Paul Murphy
Interim Chief Financial Officer

Date:  August 14, 2026